Resolution to Incorporate Shinhan Life Insurance Co., Ltd. as a Wholly-owned Subsidiary of Shinhan Financial Group

Pursuant to a resolution of the board of directors on September 27, 2005, Shinhan Financial Group (“the Group” or “SFG”) decided to acquire 100% of common stock of Shinhan Life Insurance Co., Ltd. (“Shinhan Life”) through a small-scale share swap under Korean law. After the share swap, Shinhan Life Insurance will become a wholly-owned subsidiary of Shinhan Financial Group.

In order to determine the exchange ratio for the share swap, external institutions were engaged for the objective valuation of Shinhan Life, a non-listed company. For the common stock of the Group, the market value which had been calculated in compliance with the related regulations was applied. As a result, the exchange ratio was determined at 0.4382, which means one common share of Shinhan Life will be exchanged into 0.4382 common share of SFG. The transaction is expected to be consummated in December 2005.

The followings are the details of the share swap:

1.	Exchange Ratio for Share Swap

Pursuant to Article 190 and 2 of the Securities and Exchange Act of Korea, the share prices used for calculating the exchange ratios in the share swap are as follows:

- Common stock of the Group: KRW 34,923 per share

- Common stock of Shinhan Life: KRW 15,300 per share

Based on the above prices, the exchange ratios was determined as follows:

- One share of common stock of Shinhan Life is exchangeable into 0.4382 share of common stock of the Group

2.	SFG New Common Shares to be Issued

- Maximum number of shares to be issued: 17,528,000 (common shares)

à equivalent to the total number of Shinhan Life Insurance common shares multiplied by the above exchange ratio

( 40,000,000 shares * 0.4382 = 17,528,000 shares )

- New shares to be issued accounts for 4.21% of total outstanding equity shares, or 5.49% of total outstanding common shares, of SFG

3.	Dissenting Shareholders’ Rights

Under Korean law, shareholders of Shinhan Life common stock dissenting to the proposed share swap are entitled to request Shinhan Life Insurance to buy back their shares at KRW 15,300. Shareholders of the Group are not entitled to such dissenting shareholders’ rights as this program qualifies as a small-scale-share swap under Korean law. However, if 20% or more of the Group shareholders dissent, the proposed share swap shall not be executed.

4. Timetable for the Share Swap (based on Korea Time) *

- Sept. 27, 2005 (Tues) : Resolution of the Group’s board of directors on the share swap

- Oct. 06, 2005 (Thur): Record date for the Group’s shareholders entitled to dissent to the proposed share swap and Shinhan Life shareholders entitled to vote on the proposed share swap

- Oct. 11, 2005 (Tues): The last day of the Dissent Period for SFG shareholders

- Oct. 14, 2005 (Fri): Shareholders’ meeting of Shinhan Life

- Oct. 14 (Fri) ~ Oct. 24, 2005 (Mon): Buy-back exercise period for dissenting shareholders of Shinhan Life

- mid-December 2005 : Small-scale share swap to be consummated

* This schedule is subject to change as a result of, among other things, approval from or consultation with the relevant regulatory agencies in Korea.